RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

TINTIC GOLD MINING COMPANY

3131 Teton Drive

Salt Lake City, UT 84109

This report is furnished by the Board of Directors of Tintic Gold Mining Company, a Nevada corporation (“Tintic”), to the holders of its common stock, $.001 par value.

On November 30, 2009, four holders of Tintic common stock (George Christopoulos, Hugh Coltharp, Jack Coombs and John Michael Coombs:  collectively the “Selling Shareholders”) entered into a Stock Purchase Agreement with Ding Lieping.  The Stock Purchase Agreement contemplates that the Selling Shareholders will sell to Mr. Ding 1,400,000 shares of the common stock of Tintic (the “Stock Sale”).   At the time of the Stock Sale, the Selling Shareholders will surrender to Tintic 270,584 common shares and receive in exchange for those shares warrants that they can exchange during the next two years to acquire 0.4% of the outstanding common stock of Tintic.  After that exchange, the 1,400,000 shares being sold to Ding Lieping will represent 76% of Tintic’s outstanding common stock.  The purchase price for the shares will be $280,000.  The Stock Sale will take place ten (10) or more days after this Report is mailed to the shareholders of record of Tintic.

Pursuant to the terms of the Stock Purchase Agreement, at the time of the Stock Sale, George Christopoulos, Hugh Coltharp and Jack Coombs, who are currently the officers and directors of Tintic, will each submit his resignation from the Board of Directors and from his position as an officer of Tintic.  Prior to doing so, they will elect Ding Lieping to serve as the sole member of the Board of Directors, effective on closing of the Stock Sale.  The Board will then appoint Ding Lieping to serve as Chief Executive Officer and Chief Financial Officer of Tintic.

This report is provided for information purposes only.  We are not soliciting proxies in connection with the matters described in this report.  You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of Tintic on or about December 8, 2009.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Upon completion of the Stock Sale from the Selling Shareholders to Ding Lieping, there will be 1,839,059 shares of Tintic common stock issued and outstanding, representing the only outstanding equity securities.  The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of the date of completion of the Stock Sale by the following:

•

each shareholder who beneficially owns more than 5% of our common stock (on a fully-diluted basis);

•

Ding Lieping, who will be our Chief Executive Officer and sole member of the Board of Directors; and

•

all of our new officers and directors as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of BeneficialOwnership	Percentage of Class
Ding Lieping	1,400,000	76.1%
All officers and directors as a group (1 person)	1,400,000	76.1%

(1)

The address of Ding Lieping is c/c Shanghai Tailai Steel Structure Company, 1288 Jigao Road, Minbei Industrial District, Minhang, Shanghai, P.R.China.

NEW MEMBER OF THE BOARD OF DIRECTORS

Upon the closing of the Stock Sale, the election to the Board of Ding Lieping will be effective, and he will be the sole member of the Board of Directors.  Information regarding the new director follows:

Ding Lieping.  Since 2006, Mr. Ding has been employed as Chairman and General Manager of Shanghai Tailai Steel Structure Company, which is involved in the manufacture and installation of structural steel in Shanghai and its environs.  Prior to organizing Shanghai Tailai Steel Structure Company, Mr. Ding had seven years of experience in the management of steel construction projects.  In 1989, Mr. Ding was awarded a bachelor degree with a concentration in Physics by Hangzhou Normal University.  He studied architecture through 1993 at the Shanghai Tongji University, and he earned a master’s degree in business administration at the Empresarial University of Costa Rica in 2009.  Mr. Ding is 42 years old.

Code of Ethics

The Board of Directors of Tintic has adopted a code of ethics applicable to its management.  The code of ethics was filed as an exhibit to Tintic’s Annual Report on Form 10-K for the year ended December 31, 2008, and may be viewed at the SEC’s EDGAR website.

Nominating, Compensation and Audit Committee

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee, due to the small size of the Board.  The Board also does not have an “audit committee financial expert.”

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures.

PREVIOUS BOARD OF DIRECTORS

The following table lists certain information regarding the individuals who served as the officers and directors of Tintic prior to the Stock Sale:

Name	Age	Position(s)	Director Since
George Christopoulos	60	President, Chief Executive Officer, Chief Financial Officer, Director (Chairman of the Board)	2004
Hugh Coltharp	57	Secretary/Treasurer, Director	2004
Jack Coombs	82	Director	2004

Mr. CHRISTOPULOS is currently employed by the Salt Lake County Assessor's office as a commercial real estate appraiser. He received a B.S. degree in Accounting from the University of Utah in

1974, graduating cum laude. He has been the chairman of the board and the president of the Company since 1982. He is NOT currently an officer, director or “control person” of any other “reporting company.”

Mr. COLTHARP is a retired stockbroker, formerly of Potter Investment Company, a stock brokerage firm in Utah, who currently buys, sells and restores antique cars. He was a director of our predecessor or parent company longer than any other director, having first become a director of that company in 1980. He is NOT currently an officer, director or “control person” of any other “reporting company.”

Mr. COOMBS is a retired Salt Lake City businessman and private investor.  Mr. Coombs graduated from the University of Utah in 1950 with a B.S. degree in business administration. Mr. Coombs served as an officer and director of a company known as Vis Viva Corporation, now known as WideBand Corporation, which currently trades on the Pink Sheets under the symbol ZWBC.PK. He is NOT currently an officer, director or “control person” of any other “reporting company.”

Board Meetings and Committees

The Board of Directors prior to the Stock Sale had no committees. Pursuant to Nevada law, the Board of Directors conducted all of its business and approved all corporate action during fiscal 2008 by the consent of all its members, in the absence of formal Board meetings and as applicable to the business at hand.

Executive Compensation and Compensation of Directors

Tintic has not paid compensation for services within the past three fiscal years to any of its officers and directors.

Certain Relationships and Related Transactions

During the past three fiscal years Tintic has not been a party to any transaction, or proposed transaction, in which any director, executive officer, or principal shareholder had or will have a direct or indirect material interest.

December 8, 2009

By Order of the Board of Directors:

George Christopoulos, Chairman